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THEHARTFORD

Lisa Proch

Vice President and

Assistant General Counsel

200 Hopmeadow Street

Simsbury, CT 06078

Phone:  860-843-8335

Fax: 860-843-8665

December 28, 2012

Ms. Deborah D. Skeens

Senior Counsel

United States Securities and Exchange Commission

Office of Insurance Products

100 F. Street, N.E.

Washington, D.C. 20549-8629

Re:          See Exhibit A

Dear Ms. Skeens:

Presented below please find specific responses to each of your comments and questions of November 30, 2012, as well as your final comment of December 20, 2012:

General Comments

1.                          COMMENT: How many people are eligible for the offer?

RESPONSE:  There are currently 46,048 contracts eligible for the offer.

2.                          COMMENT: What will the average amount of the enhanced surrender value be?

RESPONSE:  The average amount of the Enhanced Surrender Value will be $112,135. That is $11,988 greater than the average amount of the cash surrender value provided under the contract without the enhancement.

3.                          COMMENT: Approximately how many people and what percentage of eligible contract owners would actually receive an enhanced surrender value?

RESPONSE:  Assuming every contract owner eligible accepted the offer:

•      Nearly 100% of eligible contract owners would receive an enhanced surrender value through the program.

•      24% will benefit from both enhanced account value and waiver of surrender charges and fees;

•      24% will benefit from enhanced account value and waiver of fees;

•      32% will benefit from waiver of surrender charge and fees; and

•  20% will benefit from waiver of fees.

4.                          COMMENT: Is any compensation paid to financial intermediaries?  If so, how much?

RESPONSE:  No.  There is no compensation paid to financial intermediaries for this program.

5.                          COMMENT: Provide a copy of the written notice that will be sent to contract owners and any other documents or cover letters that will be sent.

RESPONSE:  Agreed. We have attached the current drafts of the written notices and marketing materials that, when finalized, will be sent to contract owners when the program is available. Please note that prior to launching the program and sending the attached materials to contract owners, we will file such materials as appropriate with the Securities Exchange Commission and/or the Financial Industry Regulatory Authority.  The attached notices are in draft form.

6.                          COMMENT: How long will the offer be open for?

RESPONSE:  Currently we do not have a date when this offer will terminate. We added a defined term “Offer Termination Date” in the supplement as the date we determine that the offer will terminate in the future.  All eligible contract owners will receive prior written notice of this date.

Specific Comments

7.                          COMMENT:  The name of the program “Enhanced” Surrender Value is misleading as the value may not actually be enhanced.   Please rename the program.

RESPONSE:  Registrant respectfully submits that nearly 100% of eligible contract owners who choose to accept the offer will receive an enhancement.  As noted above, everyone who accepts the offer will no longer have the fees associated to the rider or underlying contract. A percentage of those eligible will no longer have the fees and will benefit from waiver of remaining surrender charges.  Further, a percentage will benefit from the enhanced account value as well as the waiver of surrender charges and fees. Accordingly, Registrant respectfully declines to rename the program as each contract owner will receive some type of enhancement above contract level surrender value.

8                             COMMENT: Use either “full surrender request” or ‘liquidation request” but don’t use both.

RESPONSE:  Agreed. Registrant updated the supplement to only use the term “full surrender request.”

9.                          COMMENT:  Add a definition of “in good order.”

RESPONSE:  Agreed. Registrant defined In Good Order in the supplement.

10.                   COMMENT: If there is no compensation paid to agents consider stating this in the supplement.

RESPONSE:  Agreed.  Registrant added disclosure in the supplement that no compensation is paid to financial intermediaries.

11.                   COMMENT:  In the 2nd paragraph, please clarify that accepting the offer will result in termination of the contract and any benefits.

RESPONSE:  Agreed. Registrant clarified that the contract, riders and benefits terminate and made the disclosure prominent in bold typeset.

12.                   COMMENT:  In the 3rd paragraph, please clarify that if you do not accept the offer that your contract and riders will continue unchanged.

RESPONSE:  Agreed. Registrant added disclosure that if the offer is not accepted, the contract owner does not need to take any action and the contract and riders benefits will continue.

13.                   COMMENT: Bold the sentence that states you are not required to accept this offer.

RESPONSE:  Agreed.  Registrant has bolded the sentence that states contract owners are not required to accept this offer.

14.                   COMMENT:  Please provide a description in the supplement of the acknowledgement form and the surrender form in the supplement and bold the sentence that states if we don’t receive the acknowledgement form and just receive the liquidation form we will process the surrender but you won’t get the enhanced value.

RESPONSE:  Agreed. A description of the forms has been added to the supplement with bolded disclosure that both forms must be received in order for the contract owner to receive the enhanced surrender value.

15.                   COMMENT: In the formula calculation in (b) — state whether any applicable fees will be deducted.

RESPONSE:  Agreed. Disclosure was added to the formula (b) that any applicable fees upon Surrender will be waived.

16.                   COMMENT: Please clarify at what point the Payment Base will not be increased (e.g., supplement date?).

RESPONSE:  Agreed. Disclosure was added that the Payment Base will be locked in as of supplement effective date.

17.                   COMMENT: In the discussion of if you plan on using the proceeds to purchase a new annuity and there will be a new surrender, please change “will” to “may.”

RESPONSE:  Agreed.  Registrant has changed the wording from “will” to “may.”

18.                   COMMENT: In the examples, please add an example where the contact owner does not benefit and get an enhanced surrender value.

RESPONSE:  Agreed. Registrant added as Example 4, an illustration where there is no additional Surrender value amount, however fees are waived.

19.                   COMMENT: Please add a description of the Life Income Benefit II rider.

RESPONSE:  Agreed. Registrant added disclosure describing the Lifetime Income Benefit II rider as a guaranteed benefit rider designed to help protect your investment from poor market performance through potential annual automatic Payment Base increases, provide longevity protection through Lifetime Benefit Payments, and ensure a Death Benefit equivalent to the greater of Premium Payments reduced for partial Surrenders or Contract Value.

20.                   COMMENT: Why do some filings include the prospectus and others don’t?

RESPONSE:  Registrant is bringing previously Great Wested products out of Great West.  We confirm that we have not made any other material changes.

21.                   COMMENT:  If the Enhanced Surrender Value program is eligible on any contracts that have a bonus feature describe how the bonus feature works with the program (will the bonus be recaptured?).

RESPONSE:  Certain “bonus” or Plus contracts are eligible for the program. If the offer is accepted, we will not recapture any bonuses or payment enhancements. We added disclosure that Premium Enhancements will not be recaptured.

22.                   COMMENT: If Hartford may make a better offer in the future, consider adding this disclosure.

RESPONSE:  Agreed. Disclosure was added in the last paragraph of the supplement that after the Offer Termination Date, we may offer different and/or more favorable programs to other contract owners.

23.                   COMMENT: Include a copy of the rider in the registration statement.

RESPONSE:  Agreed.  The rider is incorporated as an exhibit to the Part C of each registration statement.

24.                   COMMENT: Please update the Powers of Attorney to include Lisa Proch.

RESPONSE:  Agreed.  The Powers of Attorney have been updated and incorporated into Part C of each registration statement.

25.                   COMMENT:  Please consider adding the amount of the surrender value the customer would get in the letter that we will be sent to customers or a phone number where they could obtain it.

Response:  Since the actual amount of the surrender value fluctuates due to market performance we are not going to include the surrender value in the letter because we feel it will provide confusion.  The letter does include a phone number for our Annuity Customer Service area and customers can obtain the amount of the current surrender value from the customer service representatives.

26.                   Tandy Representation

Registrant hereby acknowledges that the Staff of the Commission has not passed upon the accuracy or adequacy of the prospectus and related statement of additional information for the above referenced registration statements. Registrant further acknowledges that the review of the filing by the Staff of the Commission does not relieve it of its full responsibility for the adequacy and accuracy of the disclosure of this filing nor does it foreclose the Commission from taking any action with respect to the filing. Further, registrant acknowledges that it may not assert as a defense in any proceeding initiated by the Commission or any person under federal securities law that the Staff of the Commission reviewed the filing and provided comments to the registrant or that the filing became automatically effective thereafter.

Thank you for your review. Please let us know if you have any questions.

Sincerely,

/s/ Lisa Proch

Lisa Proch
Assistant General Counsel

Exhibit A

Hartford Life Insurance Company Separate Account Three

File Nos. 333-119414 and 811-08584

File Nos. 333-119419 and 811-08584

File Nos. 333-119415 and 811-08584

File Nos. 333-119422 and 811-08584

File Nos. 333-119417 and 811-08584

Hartford Life Insurance Company Separate Account Seven

File Nos. 333-101932 and 811-04972

File Nos. 333-101937 and 811-04972

File Nos. 333-101942 and 811-04972

File Nos. 333-101948 and 811-04972

File Nos. 333-101954 and 811-04972

Hartford Life and Annuity Insurance Company Separate Account Three

File Nos. 333-119418 and 811-08580

File Nos. 333-119423 and 811-08580

File Nos. 333-119420 and 811-08580

File Nos. 333-119416 and 811-08580

File Nos. 333-119421 and 811-08580

Hartford Life and Annuity Insurance Company Separate Account Seven

File Nos. 333-101933 and 811-09295

File Nos. 333-101936 and 811-09295

File Nos. 333-101943 and 811-09295

File Nos. 333-101949 and 811-09295

File Nos. 333-101955 and 811-09295

DRAFT

Enhance Your Variable Annuity Options

The Hartford’s Enhanced Surrender Value Offer

You’re eligible for an offer that may enhance the surrender value of your variable annuity with The Hartford.

When you purchased a variable annuity with The Hartford, you most likely did so to meet your needs for the future, including retirement.

The Lifetime Income Builder II optional benefit you purchased as part of your variable annuity is designed to provide a stream of guaranteed lifetime income that will not decrease due to negative market performance and has the potential to increase based on increases in the Contract Value due to positive market performance.

Your needs may have changed since you purchased your annuity with The Hartford. For example, you may have an unexpected need for liquidity that your variable annuity doesn’t provide or you would like access to your Contract Value.

This brochure is designed to help provide information as you consider this offer. You should discuss this offer carefully with your financial advisor to determine whether it’s right for you.

Who does this offer apply to?

This offer applies to Director M and Leaders 3 variable annuities (generally offered between August 2006 and October 2008) with the Lifetime Income Builder II optional benefit rider.  For full eligibility rules, please refer to your prospectus supplement.

Being eligible does not always equate to this offer having an increased surrender value for you. This offer is entirely voluntary and you should discuss the offer with your financial advisor to determine if it’s appropriate for you.

What are my options?

1.              Participate in the Enhanced Surrender Value offer. If you do so, you’ll surrender your contract and either receive an amount greater than your current Contract Value or avoid incurring certain charges associated with a full surrender of your contract.

2.              Determine that you don’t want to participate in this offer. If you choose not to participate, you don’t need to do anything. We’ll continue to service your contract and are committed to honoring our obligations to you.

You should discuss your options with your financial advisor. This offer may not be available in all states.

Why is The Hartford making me this offer?

As part of the company’s long-term strategy, we are currently taking steps to reduce the risks associated with our annuity business. We also realize that for some contract holders, taking advantage of this offer may help meet current financial needs that differ from the ones you identified when you purchased your variable annuity.

What do I receive if I participate in this program?

You’ll receive the greater of:

•                  Your Contract Value OR

•                  Your Contract Value plus 20% of your Payment Base, not to exceed a cap of 90% of your Payment Base.

For the purposes of this offer, your Payment Base is locked in as of your offer date noted in the enclosed letter, and no automatic Payment Base increases will apply. The cap will be adjusted for any Partial Surrenders taken between the offer date and the Valuation Day the Enhanced Surrender Value is calculated. Your Contract Value will continue to fluctuate based on market performance.

If you decide not to accept this offer, your contract will retain the Lifetime Income Builder II benefit riders (including Payment Base increases, if applicable), and any benefits provided under other riders you may own including death benefits.

What benefits do I give up if I participate in this offer?

The decision to accept this offer is irrevocable and you must surrender your annuity contract.  This means that you’ll no longer be able to receive Lifetime Benefit Payments as guaranteed by your Lifetime Income Builder II rider.  Also, any death benefit guarantee ceases upon the surrender of your annuity contract.

How do I participate in this offer?

If you decide you want to accept this offer, you must complete the enclosed acknowledgement form along with a full surrender request or request to send the proceeds to another provider. While this offer is in effect, any request for a full surrender of your contract received in good order but without a completed acknowledgement form will not receive the benefit of this offer. Again, we recommend that you discuss your options and the specifics of your situation in detail with your financial advisor.

Is there a deadline?

The Hartford reserves the right to end the offer at any time; however a deadline has not been set. Prior to the offer expiring we’ll notify you in writing.

What should I consider as I make my decision?

If you participate in this offer, you will fully surrender your Director M or Leaders 3 variable annuity, as well as your Lifetime Income Builder II rider benefits, and any benefits provided under other riders you may own including death benefits. This means you’ll no longer receive Lifetime Benefit Payments and Death Benefit protection provided under the Lifetime Income Builder II rider. Your contract will be terminated and the benefits cannot be reinstated after accepting this offer.

This offer may not be right for everyone and you have full discretion regarding whether to accept this offer or not. We’ll continue to honor all of our financial obligations to our contract holders and are here to support you as you consult with your financial advisor to determine what the right decision is for you.

Additional details are available in the prospectus and prospectus supplement you recently received. If you have additional questions about this program, please contact your financial advisor or our Annuity Contact Center at 1-800-501-8126 Monday through Thursday, 8 a.m. to 7 p.m., or Friday 9:15 a.m. to 6 p.m., Eastern time, you may also visit our website at www.hartfordinvestor.com

EXAMPLES:

Upon a full surrender, the Offer provides the greater of:

(1) the Contract Value (CV) plus 20% of the Payment Base (PB), capped at 90% of Payment Base

(2) the Contract Value, applicable charges will be waived

Example #1 — Offer is the contract value plus 20% of the PB

Contract Value = $60,000

Payment Base = $100,000

90% of Payment Base = $90,000

(CV) $60,000 + (20% x (PB) $100,000) = $80,000

Offer = $80,000

Example #2 — Offer is capped at 90% of the PB

Contract Value = $80,000

Payment Base = $110,000

90% of Payment Base = $99,000

(CV) $80,000 + (20% x (PB) $110,000) = $102,000

Offer = $99,000

Example #2 — Offer is contract value, applicable charges waived

Contract Value = $120,000

Payment Base = $125,000

90% of Payment Base = 112,500

The Contract Value is already above the ESV cap of 90% of the PB

Offer = $120,000

This brochure is authorized for distribution only when accompanied or preceded by a prospectus for the annuities being discussed. The prospectus contains investment objectives, risk, fees, charges, expenses and other information regarding the variable annuity Contract and the underlying investment, which should be considered carefully before investing.  You should read the prospectus carefully before investing money.

This information is written in connection with the promotion or marketing of the matters(s) addressed in this material.  The information cannot be used or relied upon for the purpose of avoiding IRS penalties.  These materials are not intended for provide tax, accounting or legal advice.  As with all matters or tax or legal nature, you should consult a tax or legal counsel for advice.

Taxable distributions (including certain deemed distributions) are subject to ordinary income taxes, and if made prior to age 59 ½ , may also be subject to a 10% federal income tax penalty.

“The Hartford” is The Hartford Financial Services Group, Inc. and its subsidiaries, including the issuing companies of Hartford Life Insurance Company and Hartford Life and Annuity Insurance Company.

[Add Director M specific issuer language and include policy form numbers here]

[Add Leaders 3 specific issuer language and include policy form number here]

Variable annuities are underwritten and distributed by Hartford Securities Distribution Company, Inc.

All information herein is as of 12/2012, unless otherwise noted.

113321

[Date]

[Owner/Annuitant Name]

[Owner/Annuitant Address]

[Owner/Annuitant Address]

[City, State Zip]

RE: Enhanced Surrender Value Program

Contract Number(s): [Contract Number]

[Contract Number]

Offer Date: [Date]

Dear [Owner/Annuitant Name]

We, Hartford Life and Annuity Insurance Company and Hartford Life Insurance Company (“The Hartford”), are writing to you to announce that an Enhanced Surrender Value Offer (“Offer”) is available for the Contract(s) listed above.  Any decision to take advantage of this Offer should be discussed with a financial advisor as only he or she is qualified to provide the right guidance for your situation.

If accepted, this Offer provides the opportunity to fully surrender your Contract and either receive an amount greater than your current Contract Value or avoid incurring certain Contract charges associated with a full surrender.  Additional details about this Offer, including information about the taxation of annuity surrenders and other important considerations, are included in the prospectus supplement you recently received, so please review these documents with your financial advisor.

If you and your financial advisor determine that this Offer is right for you and would like to accept it, please complete and return the enclosed acknowledgement form along with a full surrender request or a request to send the proceeds to another provider.  While this Offer is in effect, any request for a full surrender of your Contract received in good order but without a completed acknowledgement form will not receive the benefit of this Offer.

An amendatory rider for your Contract is enclosed.  If you choose not to accept this Offer the terms of your Contract will remain unchanged and you will continue to receive the same rights and benefits under your Contract.  This Offer is available for a limited time, at our discretion, and we will notify you in advance when the Offer expires.

We understand that different Contract Owners have different needs, and those needs can change over the life of an annuity Contract.  We understand that this Offer may not be appropriate for all eligible Contract Owners so please discuss this Offer with your financial advisor to determine if it is appropriate for you.

If you have any questions for The Hartford please call our Annuity Contact Center at 1-800-501-8126 Monday through Thursday, 8:00 a.m. to 7:00 p.m., or Friday, 9:15 a.m. to 6:00 p.m., Eastern time. Additionally, you may view your Contract Value and other Contract details on our website at www.hartfordinvestor.com.

Sincerely,

Hartford Life and Annuity Insurance Company and

Hartford Life Insurance Company

Cc: [Broker Name]

Enclosures (2)

Hartford Life and Annuity Insurance Company and Hartford Life Insurance Company, P.O. Box 14293 Lexington, KY 40512-4293

[Date]

[Agent Name]

[Address Line 1]

[Address Line 2]

[City, State Zip]

Dear [Agent Name]:

Re:  Enhanced Surrender Value Offer

We, Hartford Life and Annuity Insurance Company and Hartford Life Insurance Company (“The Hartford”), are writing to you to announce that a one-time Enhanced Surrender Value Offer (“Offer”) is available for a select group of Contract Owners.  This Offer is being made available to Contract Owners who purchased a Director M series or Leaders 3 series product and also elected the Lifetime Income Builder II (LIB II) rider.  For full eligibility rules please refer to the [enclosed] prospectus supplement.

We have included in this package a listing of your clients who are receiving an Offer letter.  Also enclosed are copies of the Amendatory Rider, Acknowledgement Form and Enhanced Surrender Value brochure each Contract Owner will receive.  It is important that each Contract Owner reviews this Offer with a financial advisor to determine if it is right for them.  If a Contract Owner chooses to accept the Offer, a completed acknowledgement form must be included in order to receive the benefit of this Offer,

Please know that this offer is entirely voluntary.  If a Contract Owner chooses to not accept the offer, their Contract will retain the LIB II rider benefits (including Payment Base increases if applicable), and any benefits provided under other riders they may own including death benefits.  Once this Offer is elected, it is irrevocable and the Contract cannot be reinstated.

We understand that different Contract Owners have different needs, and those needs can change over the life of an annuity Contract.  We understand this Offer may not be appropriate for all eligible Contract Owners, and encourage discussion with a financial advisor to determine if it is right for them.

If you have any questions for The Hartford please call our Annuity Contact Center at 1-800-501-8126 Monday through Thursday, 8:00 a.m. to 7:00 p.m., or Friday, 9:15 a.m. to 6:00 p.m., Eastern time. Additionally, you may view your clients annuity Contracts with The Hartford on our website at www.hartfordinvestor.com.

Sincerely,

Hartford Life and Annuity Insurance Company

Hartford Life Insurance Company

Enclosures (4)

Hartford Life and Annuity Insurance Company and Hartford Life Insurance Company, P.O. Box 14293 Lexington, KY 40512-4293

113322